Exhibit 99.1

Polestar enters into strategic joint venture to accelerate growth in China

GOTHENBURG, SWEDEN – 19 June 2023. A subsidiary of Polestar Automotive Holding UK PLC (“Polestar” or the “Company,” Nasdaq: PSNY), is entering into a strategic joint venture for the China market with the technology company Xingji Meizu Group (“Xingji Meizu”).

The joint venture is expected to strengthen Polestar’s offer in the Chinese EV market by bringing together Polestar’s capabilities within design and performance with the software and consumer electronics hardware development expertise of Xingji Meizu.

Thomas Ingenlath, Polestar CEO, says: “China is one of the fastest growing EV markets in the world. It’s also a market with very specific consumer trends, including increasing levels of integration between consumer electronics devices and vehicles. By partnering with a company that has a strong complementary competence to our own, we will be able to offer the locally tailored user experience that both drivers and passengers expect.”

The joint venture will develop Xingji Meizu’s existing technology platform, Flyme Auto, into a seamless operating system for Polestar cars sold in China, including in-car apps, streaming services, and intelligent vehicle software. This will be complemented by mobile and augmented reality devices and customer apps, creating a seamless digital ecosystem. Polestar expects to transfer around 130 commercial staff in China to the new company, which will be the sole authorised Polestar sales and service entity in China.

Polestar will own 49% of the joint venture company equity, with the remaining 51% to be owned by Xingji Meizu, who will be taking responsibility for arranging the joint venture’s future financing beyond the initial capital provided by Polestar and Xingji Meizu.

Ziyu Shen, Xingji Meizu Chairman, says: “The future of our industry will be enabled by integrated devices and platforms that deliver an immersive experience for end users. With the support of the progressive technology of Xingji Meizu, Polestar will take the lead in the field of smart mobility. By working closely together, we will create even better products and offer users a seamless experience across a multitude of devices.”

Xingji Meizu is a premium technology company committed to developing products that focus on user experience and leading technologies. The company has around 2,600 employees focused on developing a portfolio of mobile devices, and wearable smart devices that utilise extended reality technologies. Their Flyme Auto operating system will be in use in several electric vehicles, including the Lynk & Co 08. Xingji Meizu’s founder is Eric (Shufu) Li, the chairman of Geely Holding Group, one of China’s largest automakers, and the ultimate beneficial owner of Polestar.

Polestar continues to embrace its close collaboration with Google. Polestar cars in the rest of the world will still feature infotainment systems powered by Android Automotive OS.

Ends.

Contacts

Theo Kjellberg

Head of Corporate PR

theo.kjellberg@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

Bojana Flint

Head of Investor Relations

bojana.flint@polestar.com

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project is the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar. For example, projections of revenue, volumes and other financial or operating metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and on the allocation of sufficient production capacity or resources to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) competition, the ability of Polestar to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) Polestar’s estimates of expenses and profitability; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others; (12) the ability to meet stock exchange listing standards; (13) risks associated with changes in applicable laws or regulations and with Polestar’s international operations; (14) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (15) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (16) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (17) risks related to future market adoption of Polestar’s offerings; (18) risks related to Polestar’s distribution model; (19) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; and (20) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.